EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at July 31, 2018:

As at July 31, 2018
(in millions of Canadian dollars)
Subordinated Debentures	5,687
Equity
Common Equity
Common Shares	18,292
Retained Earnings	40,652
Accumulated Other Comprehensive Income	1,646
Other Reserves	162

Total Common Equity	60,752
Preferred Shares and Other Equity Instruments	4,234

Total Equity Attributable to Equity Holders of the Bank	64,986
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,348

Total Equity	67,334

Total Capitalization	73,021

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the nine month period ended July 31, 2018 and each of the years in the five year period ended October 31, 2017.

	Nine months ended July 31	October 31,
	2018	2017	2016	2015	2014	2013

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.93	9.60	8.18	7.90	8.52	7.42
Including interest on deposits	1.93	2.09	2.12	2.18	2.21	2.01
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.72	8.42	7.22	7.07	7.29	6.03
Including interest on deposits	1.90	2.06	2.07	2.14	2.15	1.94

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.